Exhibit 99.1

Operational Preview | 1Q22

Inter announces the operational results preview for 1Q22, the first one as a Global company, after the closing of USEND acquisition. The information presented is preliminary, unaudited and subject to revision.

▪	We reached 18.6 million customers, +82% YoY

▪	NPS reached 83 points by the end of the quarter

▪	With the closing of USEND acquisition, we launched our sixth growth avenue: Cross Border Services

▪	We had peaks of more than 3 thousand Global Accounts opened in one day

/	Banking

We closed a new long-term incentives strategic deal with MasterCard, with potential to improve our efficiency by 45% in our card operation for the next 5 years.

▪	The average balance per customer reached R$ 1.1 thousand by the end of 1Q22;

▪	Debit and credit card TPV reached R$ 14.1 billion in 1Q22, 86% YoY growth. The credit card TPV grew 122% YoY, reaching R$ 6.4 billion;

▪	5.8 million cards were used on the quarter, 68% YoY growth.

/	Credit

We signed an operational deal with Mercantil do Brasil to explore credit underwriting for customers in the segment 50+2, with a total volume of up to R$ 2 billion in 18 months. We intent to join Inter’s funding capabilities to Mercantil’s expertise in this segment.

▪	We launched the FGTS withdraw to our customers, 100% digital through our Super App;

▪	Credit underwriting reached R$ 4.5 billion in 1Q22, 22% YoY growth.

▪	Total NPL[1] was 3.3% in March 2022, while the Credit Card NPL was 6.6%. We did not assigned credit this quarter.

Debit and credit card TPV In R$ billion	Credit underwriting In R$ million

1. NPL over 90 days; 2. Clients older than 50 years old

Operational Preview | 1Q22

Record of new customers, active customers and recurring customers in 1Q22. We brought 504 thousand new customers in 1Q22, reaching 3.1 million active customers (LTM), with 73% recurring customers, that is, they already used our platform for other purchases in previous quarters.

▪	We surpasses R$ 1 billion in GMV in 1Q22, growth of 56% YoY and increased Net Take-Rate;

▪	We had more than 6.8 million transactions in 1Q22, 63% YoY growth;

▪	We increased the number of Sellers in our platform to 827 and reached more than 650 thousand SKUs.

Gross merchandise volume (GMV) Inter Shop In R$ million

Now our customers can trade on USA Stock Exchanges through an International trading platform, hosted in the Super App. Since the launch until March, we opened more than 54 thousand accounts.

We were awarded “Best bank and platform to invest in 2021” in the “Loyalty” category by Fundação Getúlio Vargas and won 1st place in the “Investment Banks” category by Estadão

Melhores Serviços.

▪	We reached 2.0 million active users in 1Q22, 34% YoY growth;

▪	We surpassed 438 thousand customers with stocks under custody;

▪	We launched the “Movimento Trader Inter”, a partnership with a digital influencer and trading robots, in Invest Pro;

▪	We reached R$ 58.1 billion in AuC, 11% YoY growth.

Inter Invest active customers In Million

Operational Preview | 1Q22

We reached 915 thousand active customers, 149% YoY growth.

▪	We sold 195 thousand insurance products in 1Q22, 32% YoY growth;

▪	We reached R$ 43.7 million in insurance premium in 1Q22, growth of 26% YoY;

▪	We sold more than R$ 87.5 million in consortiums in 1Q22, a growth of 125% YoY.

Inter Seguros active customers In thousand

With the USEND acquisition, we launched our sixth growth avenue: Cross Border Services.

USEND brought to Inter an operating portfolio of cross border products and services, in addition to the infrastructure, licenses, and experience in US and Brazil that we needed to enter this market and launch Inter’s Global Account.

▪	The remittance TPV surpassed USD 200 million in the 1Q22;

▪	We offer to US residents Digital account with Bill Payments, ACH, Wire Transfers, Debit Cards, Gift Cards, and Top-up;

▪	We were able to reach peaks of more than 3 thousand Global Accounts opened in one day, only leading our customers to Usend App with a button on our Super App. Soon, the Global Account will be 100% integrated in our Super App.

Disclaimer

The presented data is preliminary, unaudited and subject to revision.

This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting the Company, markets, products and prices, and other factors. Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Inter quarterly earnings release.

The numbers for our key metrics (Unit Economics), which include our monthly active users (MAU), daily active users (DAU), average revenue per user (ARPU) and cross-selling index (CSI), are calculated using internal company data. While these numbers are based on what we believe to be reasonable estimates, there are inherent challenges in measuring usage of our products. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in our methodology. We regularly review our processes for calculating these metrics, and from time to time we may discover inaccuracies in our metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation of our historical metrics.

For further information please check our website: ri.bancointer.com.br